SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                  Commission File Number 0-21845

                           NOTIFICATION OF LATE FILING

   (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q |_| Form N-SAR

     For Period Ended: SEPTEMBER 30, 1998
|_|  Transition Report on Form 10-K        |_|  Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F        |_|  Transition Report on From N-SAR
|_|  Transition Report on Form 11-K
     For the Transition Period Ended:___________________________________________

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  WILSHIRE FINANCIAL SERVICES GROUP INC.
Former name if applicable ______________________________________________________
Address of principal executive office (STREET AND NUMBER):1776 SW MADISON ST. City, state and zip code: PORTLAND, OR 97205

                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the
|X| prescribed due date; or the subject quarterly report on transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

     The market for mortgage-backed securities and, in particular, subordinate credit related tranches of these securities has experienced dramatically widening spreads throughout the last ten weeks. Liquidity problems affecting certain Wall Street firms, hedge funds and other financial instruments investors have exacerbated this market phenomenon through forced liquidations of their assets. This has led to an increased need for liquidity at the Company both to meet collateral calls and as a preemptive measure to protect against future mortgage-backed securities' spread distortions that the Company expects may be experienced by markets in general.

     Between October 14 and October 16, 1998, the Company sold certain real estate related assets to various unrelated third parties for $276.5 million. The assets sold consisted of (1) 68 classes of subordinate mortgage-backed securities representing interests in 55 securitizations by 12 different issuers which had a carrying value at the date of sale of $63.3 million, (2) a $211.8 million pool of non-performing mortgage loans and (3) $1.4 million of mortgage servicing rights.

     Due to the significant amount of time that management spent addressing the need for increased liquidity at the Company both to meet collateral calls and as a preemptive measure to protect against future mortgage-backed securities' spread distortions, the Company was unable to complete their review by November 16, 1998 without unreasonable effort and expense.




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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification
         CHRIS TASSOS                     (503)     223-5600
            (Name)                     (Area Code)  (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                              |_| Yes |X| No

          Current Report on Form 8-K filed November 5, 1998.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     WILSHIRE FINANCIAL SERVICES GROUP INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 13, 1998    By  /S/  LAWRENCE MENDELSOHN
                            Lawrence Mendelsohn
                            President



                            By  /S/  CHRIS TASSOS
                            Chris Tassos
                            Executive Vice President and Chief Financial Officer





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